October 12, 2010

Via U.S. Mail and Facsimile – (502)227-1692

Doug Carpenter, CFO
Farmers Capital Bank Corporation
PO Box 309
202 W Main St.
Frankfort, KY 40601

> Re: Farmers Capital Bank Corporation
>   Form 10-K for the period ended December 31, 2009
>   Forms 10-Q for the period ended March 31, 2010 and June 30, 2010
>   File No.: 0-14412

Dear Mr. Carpenter:

We have reviewed your response, filed with the Commission on July 6, 2010, to our June 23, 2010 comment letter and we have the following additional comments:

Form 10-K for the period ended December 31, 2009

Recent Regulatory Events and Increase Capital Requirements, page 19

1. Please refer to your response to comment 2 of our June 23, 2010 letter. We note that each of your subsidiary banks has agreed to adopt, implement and adhere to plans to reduce its risk in each asset in excess of certain amounts (i.e., $750,000 and $1,000,000) and which met certain classifications in the most recent regulatory examinations. Please revise future filings to provide a tabular presentation of these loans for each subsidiary bank that quantifies the number of and amounts of these loans and that also sets forth the progress achieved towards meeting the reduction of these assets based on the targets established under the memorandums of understanding.

Interest Income, page 40

2. Please refer to your response to comment 3 of our June 23, 2010 letter. We were unable to locate the requested disclosures in your Form 10-Q for the period ended June 30, 2010. Please revise your future filings to incorporate your response to the comment in your disclosure.

Asset Quality, page 47

3. Please refer to your response to comment 4 of our June 23, 2010 letter and address the following:

- Considering market conditions for real estate, please revise future filings to disclose if, when a construction loan or development loan is downgraded or classified, the new appraisal management obtains is based on an as completed basis. If it is, please disclose and discuss why management believes this is appropriate.

- You state in your response that "…construction and development appraisals are on an 'as completed' basis. If work remains to be completed on a financed project, management will reduce the estimated value in the appraisal by the cost estimated to complete the work and, if required by the loan balance, establish reserves allocated to the loan or write down the loan based on the need to complete such work." Tell us whether bank personnel make the appropriate adjustments to reduce the appraisal value by an appropriate risk premium in addition to the costs to complete in order to more accurately arrive at an "as is" value for the collateral.

- Please revise future filings to discuss the extent to which interest reserves are utilized on your loan products. If your loans require these reserves, discuss how you monitor the loans to make sure the projects are proceeding within the terms of the loans.

- Please tell us and consider the need to disclose if you have extended the terms of any of your real estate construction loans.

- Please revise future filings to provide disaggregated information of your non-performing loans based on the same loan classifications used to present your loan portfolio. Also, confirm to us, if true, that the charge-off categories presented in roll-forward of the allowance for loan losses mirrors the categories used to present your loan portfolio. If that is not true, please revise future filings to conform the categories used to present this information in order to enhance transparency in your disclosures.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief